SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of Registrant: Red Rock Resorts, Inc.

Name of persons relying on exemption: Los Angeles County Employees Retirement Association (LACERA)

Address of persons relying on exemption: 300 N. Lake Avenue, Pasadena, CA 91101

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 2024

Dear Red Rock Resorts, Inc. Shareowner:

Vote “Withhold” for the re-election of Director Nominees Frank Fertitta III, Lorenzo Fertitta, James Nave, Robert Cashell Jr., and Robert Lewis

As long-term investors vested in Red Rock Resorts, Inc.’s future growth and success, LACERA will be voting “Withhold” for the re-election of director nominees Frank Fertitta III, Lorenzo Fertitta, Robert Cashell Jr., Robert Lewis, and James Nave at Red Rock Resorts, Inc. (Red Rock) May 30, 2024 Annual General Meeting for what we believe to be inadequate board succession planning, lagging governance practices, and lagging track record of inclusive recruitment. LACERA owns approximately 32,219 shares of Red Rock common stock as of April 16, 2024.

Inadequate Board Succession Planning

•        Red Rock maintains a small board of five directors and has appointed no new directors since its initial public offering eight years ago, despite its Corporate Governance Guidelines stating that “…the Board will periodically review the size of the Board and may, from time to time, increase or decrease the number of directors constituting the Board to the extent determined necessary or advisable by the Board in consideration of the existing and future operations of the Company.”1

•        No disclosure has been made of a board skills matrix disclosing identified requisite skills to oversee current and future business strategy and risks on investors’ behalf.

•        Red Rock’s Corporate Governance and Nominating Committee Charter assigns to the committee with the responsibility to “identify individuals believed to be qualified as candidates to serve on the Board,” although no new individual has been presented to investors in the company’s eight years as a publicly-listed company.2

•        While the company’s 2024 proxy statement says, “we…. remain continuously open to recruiting well-qualified diverse candidates to our Board,” we were unable to locate information in the proxy or on the company’s website describing any strategies, efforts, or steps to recruit additional qualified directors.3

•        At the company’s 2023 annual meeting, a notable percentage (nearly half) of investors not affiliated with the Fertitta Family Entity holdings (which at the time 90.2% of combined voting power of Class A and Class B shares) appears to have withheld support from three of five nominated directors.4

Lagging Governance Practices

•        No majority vote standard for director elections

•        Combined CEO and Chair of the Board

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

•        Dual class share structure with unequal voting rights

•        Board is less than 2/3rds independent (“controlled company” under NASDAQ corporate governance standards)5

Lagging Track Record of Inclusion in Board Recruitment

•     Red Rock’s proxy discloses that there is no racial inclusion and no gender inclusion among current Board members and nominees.6

•     The Board’s Corporate Governance and Nominating Committee charter charges the committee with identifying qualified diverse directors, including but not limited to “race and gender”7 and the proxy states, “We value diversity” and that the Board considers “diversity, including gender, ethnicity, physical ability and sexual orientation, among other diversity characteristics”8 in board recruitment, despite the Board’s failure to present nominees in line with its stated governance policies.

•     Empirical research continues to link diversity with even stronger financial performance.

o The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board Matters highlights, “The stakes for having the right people around the boardroom table have never been higher. Increasingly, directors are recognizing that board composition should support and reflect the strategic needs of the organization… Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.”9

o The top quartile of companies measured on gender diversity among their executive teams were 39% more likely to be in the top quartile of companies for profitability in 2023 – up from 25% in 2020, 21% in 2017 and 15% in 2014.10

o Top-quartile companies measured by ethnic diversity in executive teams were 39% more likely to outperform on profitability than those in the fourth quartile.11

LACERA Believes Robust Board Succession Planning is Key to Board Quality12

•     LACERA encourages Boards to be composed of highly talented directors with a diverse set of relevant skills, competencies, and attributes to oversee strategy and risk on investors’ behalf.

•     LACERA welcomes a mix of director tenures to ensure both institutional familiarity and fresh perspectives, as a firm’s market environment and business strategies evolve.

•     We believe core investor rights ensure fair and equitable treatment of investors and help foster investor confidence and accountability, thereby facilitating capital formation and growth for companies.

Hold Directors Accountable for Poor Board Succession Planning and Governance

LACERA encourages investors to hold director nominees Frank Fertitta III, Lorenzo Fertitta, Robert Cashell Jr., Robert Lewis, and James Nave accountable for what we believe to be inadequate board succession planning, lagging governance practices, and a lack of track record of inclusion of diverse directors.

As a long-term investor, LACERA believes Red Rock’s board needs to be comprised of directors able to demonstrate a track record of ensuring a robust and inclusive board refreshment and recruitment process. LACERA attempted to engage Red Rock on the above concerns in September 2023 but has not received a response.

Proxy research provider Institutional Shareholder Services Inc. is recommending a “Withhold” vote for all director nominees at Red Rock Resorts, Inc. at its May 30, 2024, Annual General Meeting.

Please vote “Withhold” for the re-election of Frank Fertitta III, Lorenzo Fertitta, Robert Cashell Jr., Robert Lewis, and James Nave at the Red Rock Resorts, Inc. May 30, 2024, Annual General Meeting.

Should you have any questions please feel free to contact Dale Johnson, Investment Officer, at djohnson@lacera.com.

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.

Sincerely,

Dale Johnson

Investment Officer

Los Angeles County Employees Retirement Association (LACERA)

1 https://redrockresorts.investorroom.com/index.php?s=117 (Accessed May 17, 2024)

2 https://redrockresorts.investorroom.com/governance-highlights

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/1653653/000119312524100754/d773750ddef14a.htm

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001653653/000119312523166425/d377293d8k.htm

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/1653653/000119312524100754/d773750ddef14a.htm

6 https://www.sec.gov/ix?doc=/Archives/edgar/data/1653653/000119312524100754/d773750ddef14a.htm

7 https://redrockresorts.investorroom.com/governance-highlights

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/1653653/000119312524100754/d773750ddef14a.htm

9 National Association of Corporate Directors. 2019. New Voices in the Boardroom: The Gradual Evolution of Board Composition. https://boardleadership.nacdonline.org/rs/815-YTL-682/images/2019%20NACD%20Governance%20Outlook%20Report.pdf?mkt_tok=eyJpIjoiTW1Wak56WmlPVGszWWpWaSIsInQiOiJQR25qeGowODY1bDVGWWFlOVRqdTBtVE45a0k1VW1BUm5sMFpnWUp2a21oXC81d3ZZbVY5cDMybkJUeVQydXl6M3ZIdzdGS0x5aFg2WTJQcUJwenVVRUVobjRYWXpuZzZDU0N6NEhZVnFQYzJIQ0xua3ZXb0V2NnR3MlVRVWZKN2QifQ%3D%3D

10 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

11 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023.

https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

12 LACERA’s Corporate Governance and Stewardship Principles. https://www.lacera.com/sites/default/files/assets/documents/board/Governing%20Documents/BOI%20Policies/CorpGovPrinciples.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card.  Please do not send us your proxy card.